Term Sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 171-A-I dated July 29, 2009

06-#10-2010-R
Term Sheet to
Product Supplement No. 171-A-I
Registration Statement No. 333-155535
Dated June 28, 2010; Rule 433

JPMorgan Chase & Co.

Structured Investments	$
	Autocallable Index Knock-Out Notes Linked to the S&P 500® Index due March 31, 2011

General

- The notes are designed for investors who seek early exit prior to maturity at a fixed Call Premium of 7.00% if, on any one of the weekly Review Dates, the closing level of the S&P 500® Index is at or above the Call Level or who anticipate that the closing level of the Index will not be less than the Initial Index Level by more than 20.07% on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the closing level of the Index is less than the Initial Index Level by more than 20.07% on any trading day during the Monitoring Period, be willing to lose some or all of their principal. If the closing level of the Index is less than the Initial Index Level by more than 20.07% on any trading day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 0.00% and (b) the Index Return. **Your maximum gain on the notes will be limited to the Call Premium of 7.00%. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The first Review Date, and therefore the earliest date on which a call may be initiated, is July 12, 2010.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 31, 2011[†]
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
- The notes are expected to price on or about July 1, 2010 and are expected to settle on or about July 7, 2010.

Key Terms

Index:	The S&P 500® Index (the "Index")
Automatic Call:	If the closing level of the Index on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment, as described below.
Call Level:	107% of the Initial Index Level for each Review Date
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 *plus* a Call Premium Amount equal to $1,000 x the Call Premium of 7.00%.
Payment at Maturity:	If the notes are not automatically called and a mandatory redemption is not triggered, the return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative.

If the notes are not automatically called and a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

If the notes are not automatically called and a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level.

*If the notes are not automatically called and a Knock-Out Event has **not** occurred*, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Contingent Minimum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will equal $1,000 *plus* the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Index Return. For additional clarification, please see "What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Index?" in this term sheet.

Because the Call Level is equal to 107% of the Initial Index Level, the maximum gain on the notes will be limited to the Call Premium of 7.00%. Accordingly, whether or not your notes are automatically called, the return on your investment will not exceed 7.00%.

Contingent Minimum Return:	0.00%
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the closing level of the Index is less than the Initial Index Level by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	20.07%
Monitoring Period:	The period from the pricing date to and including the Observation Date
Index Return:	$\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The closing level of the Index on the pricing date
Ending Index Level:	The closing level of the Index on the Observation Date
Review Dates:	The first business day of each calendar week[†], commencing July 12, 2010 and ending on the Observation Date
Observation Date:	March 28, 2011[†]
Maturity Date:	March 31, 2011[†]
CUSIP:	48124AVD6

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Automatic Call" and "Description of Notes — Payment at Maturity," as applicable, in the accompanying product supplement no. 171-A-I

Investing in the Index Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 171-A-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-18 of the accompanying product supplement no. 171-A-I.

(2) Please see "Supplemental Plan of Distribution (Conflicts of Interest)" in this term sheet for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities Inc., which we refer to as JPMSI, is an affiliate or ours. See "Supplement Plan of Distribution (Conflicts of Interest)" in this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

June 28, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 171-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 171-A-I dated July 29, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 171-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 171-A-I dated July 29, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003019/e36094_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized upon an automatic call on any Review Date or at maturity for a range of movements in the Index from 80% to -100%. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment upon an automatic call or at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1100 and a Call Level of 1177 (which is equal to 107% of the hypothetical Initial Index Level) and reflect the Knock-Out Buffer Amount of 20.07%, the Contingent Minimum Return of 0.00% and the Call Premium of 7.00%. The actual levels will be determined on the pricing date. There will be only one payment on the notes whether called or at maturity. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the examples have been rounded for ease of analysis.

If Not Automatically Called				If Automatically Called		
Ending Index Level	Index Return	Total Return if Knock-Out Event Has Not Occurred(1)	Total Return if Knock-Out Event Has Occurred(2)	Closing Level of the Index on any Review Date	Percentage Appreciation/Depreciation on any Review Date	Total Return for any Review Date
1980.00	80.00%	N/A	N/A	1980.00	80.00%	7.00%
1815.00	65.00%	N/A	N/A	1815.00	65.00%	7.00%
1650.00	50.00%	N/A	N/A	1650.00	50.00%	7.00%
1540.00	40.00%	N/A	N/A	1540.00	40.00%	7.00%
1430.00	30.00%	N/A	N/A	1430.00	30.00%	7.00%
1320.00	20.00%	N/A	N/A	1320.00	20.00%	7.00%
1210.00	10.00%	N/A	N/A	1210.00	10.00%	7.00%
1177.00	**7.00%**	**N/A**	**N/A**	**1177.00**	**7.00%**	**7.00%**
1155.00	5.00%	5.00%	5.00%	1155.00	5.00%	N/A
1127.50	2.50%	2.50%	2.50%	1127.50	2.50%	N/A
1111.00	1.00%	1.00%	1.00%	1111.00	1.00%	N/A
1100.00	0.00%	0.00%	0.00%	1100.00	0.00%	N/A
1045.00	-5.00%	0.00%	-5.00%	1045.00	-5.00%	N/A
990.00	-10.00%	0.00%	-10.00%	990.00	-10.00%	N/A
935.00	-15.00%	0.00%	-15.00%	935.00	-15.00%	N/A
880.00	-20.00%	0.00%	-20.00%	880.00	-20.00%	N/A
879.23	-20.07%	0.00%	-20.07%	879.23	-20.07%	N/A
825.00	-25.00%	N/A	-25.00%	825.00	-25.00%	N/A
770.00	-30.00%	N/A	-30.00%	770.00	-30.00%	N/A
660.00	-40.00%	N/A	-40.00%	660.00	-40.00%	N/A
550.00	-50.00%	N/A	-50.00%	550.00	-50.00%	N/A
440.00	-60.00%	N/A	-60.00%	440.00	-60.00%	N/A
330.00	-70.00%	N/A	-70.00%	330.00	-70.00%	N/A
220.00	-80.00%	N/A	-80.00%	220.00	-80.00%	N/A
110.00	-90.00%	N/A	-90.00%	110.00	-90.00%	N/A
0.00	-100.00%	N/A	-100.00%	0.00	-100.00%	N/A

(1) The closing level of the Index is not less than the Initial Index Level by more than 20.07% on any trading day during the Monitoring Period.
(2) The closing level of the Index is less than the Initial Index Level by more than 20.07% on any trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1100 to a closing level of 1320 on a Review Date. Because the closing level of the Index on a Review Date of 1320 is greater than the Call Level of 1177, the notes are automatically called, and the investor receives a single payment of $1,070 per $1,000 principal amount note.

Example 2: The notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 1100 to an Ending Index Level of 935. Because a Knock-Out Event has not occurred, even though the Index Return of -15% is less than the Contingent Minimum Return of 0.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The notes are not automatically called, a Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 1100 to an Ending Index Level of 770. Because a Knock-Out Event has occurred and the Index Return is -30%, the investor receives a payment at maturity of $700 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -30\%) = \$700$$

Example 4: The notes are not automatically called and the level of the Index increases from the Initial Index Level of 1100 to an Ending Index Level of 1155. Because the Index Return of 5% is greater than the Contingent Minimum Return of 0.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) = \$1,050$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the notes are not automatically called, the notes provide the opportunity to participate in the appreciation of the Index at maturity. *If the notes are not automatically called and a Knock-Out Event has not occurred,* in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 0.00%, or a minimum payment at maturity of $1,000 for every $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co. Even if a Knock-Out Event has occurred, if the notes are not automatically called and the Ending Index Level is greater than the Initial Index Level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Index Return. However, the return on your investment, whether at maturity or upon an automatic call, will not exceed 7.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is just under nine months, the notes will be called before maturity if the closing level of the Index is at or above the Call Level on any Review Date and you will be entitled to a cash payment equal to $1,000 *plus* $1,000 x the Call Premium of 7.00%, which represents the maximum gain on the notes.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 171-A-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 171-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 171-A-I dated July 29, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. If the notes are not automatically called, the return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the closing level of the Index is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.07% on any trading day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 20.07% will terminate. Under these circumstances, you could lose up to 100% of your investment.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CALL PREMIUM** — Because the Call Level is equal to 107% of the Initial Index Level, the maximum gain on the notes will be limited to the Call Premium of 7.00% regardless of the appreciation in the Index, which may be significant. Accordingly, if the notes are not automatically called, because the payment at maturity will reflect the performance of the Index (subject to the Contingent Minimum Return), the return on your investment at maturity will always be less than 7.00%. Because the closing level of the Index at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment upon automatic call or at maturity, as the case may be, than you would have if you had invested directly in the Index.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD** — If the notes are not automatically called and the closing level of the Index on any trading day during the Monitoring Period is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.07%, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% that the Ending Index Level is less than the Initial Index Level. You will be subject to this potential loss of principal even if the Index subsequently increases such that the closing level of the Index is less than the Initial Index Level by a percentage that is equal to or less than the Knock-Out Buffer Amount of 20.07%, or is equal to or greater than the Initial Index Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood of the closing level of the Index falling below the Initial Index Level by more than the Knock-Out Buffer Amount on any trading day during the Monitoring Period and thereby triggering a Knock-Out Event will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Recently, the Index has experienced significant volatility.

- **REINVESTMENT RISK** — If your notes are called early, the term of the notes may be reduced to as short as one week. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to the maturity date.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the notes are subject to an automatic early redemption;
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - whether a Knock-Out Event has occurred;
  - the dividend rates on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical closing levels of the Index from January 7, 2005 through June 25, 2010. The closing level of the Index on June 25, 2010 was 1076.76. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any trading day during the Monitoring Period, any Review Date or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $7.50 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-72 of the accompanying product supplement no. 171-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $7.50 per $1,000 principal amount note.